Exhibit 12

CINTAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended May 31,					Nine Months Ended February 28,
	2010	2009	2008	2007	2006	2011	2010
Net income before income taxes	$343,892	$361,593	$530,704	$533,553	$518,019	$275,763	$254,194
Capitalized interest	2,182	2,259	1,090	490	384	1,717	1,988
Fixed charges	63,476	65,127	65,578	61,903	42,211	47,238	45,335
Earnings	$409,550	$428,979	$597,372	$595,946	$560,614	$324,718	$301,517

	Year Ended May 31,					Nine Months Ended February 28,
	2010	2009	2008	2007	2006	2011	2010
Fixed charges:
Interest component of rent expense	$12,682	$12,632	$11,665	$11,089	$10,045	$8,566	$7,155
Interest expense	48,612	50,236	52,823	50,324	31,782	36,955	36,192
Capitalized interest	2,182	2,259	1,090	490	384	1,717	1,988
	$63,476	$65,127	$65,578	$61,903	$42,211	$47,238	$45,335

Ratio of earnings to fixed charges	6.5	6.6	9.1	9.6	13.3	6.9	6.7